WEIS MARKETS SHAREHOLDERS COMMITTEE

For Immediate Release
                                          Contact:    Donald W. Schuster
                                                      The Torrenzano Group
                                                      (212) 681-1700 ext.103


   Weis Markets Shareholders Committee Issues Letter Calling for Actions to
                          Advance Shareholder Value

                        ------------------------------

       Cites Need to Explore All Options To Maximize Shareholder Value, Including Possible Merger and Business Combination Transactions

SUNBURY, PA, December 10 -- The Weis Markets Shareholders Committee, holding approximately 41% of the outstanding shares of Weis Markets (NYSE: WMK), today in a letter to shareholders renewed its call for "a board of directors that is independent enough to question whether the current strategy is working to advance the company's fundamental responsibility to build shareholder value."

Responding to the Company's prior announcement, Janet Weis and Sydney Apfelbaum stated on behalf of the committee: "We are pleased that the Company has fully acknowledged its obligation to convene a special meeting of shareholders and are confident that the voice of the majority of the Weis Markets shareholder base will be heard.

"While we do not understand why the Company would seek to delay the meeting from our requested February 7th date for an additional 2 to 3 weeks unnecessarily, it is clear that they have acknowledged that they will hold a meeting by the end of February at the latest unless the Company agrees voluntarily to pursue the actions we have recommended."

Mrs. Weis and Mr. Apfelbaum concluded: "The Board, which is currently controlled by management, has repeatedly refused to accept its responsibility to explore the options that will best serve the interests of all shareholders and it is disappointing that it will take a special meeting of shareholders to elect a board that is willing to work for the interests of all shareholders. We are committed to the course we have set and to seeking a solution that will reap benefits for all."

In its letter, the Committee "called for a special shareholders meeting to give shareholders the opportunity to reconstitute the Weis Markets board by adding additional independent directors to better represent the entire shareholder base of the company."

The Shareholders Committee noted: "Weis Markets shareholders essentially missed out on one of the most remarkable periods of growth in the history of the stock market" and that "the current board has refused repeated requests to take the affirmative steps necessary to enhance shareholder value."

Citing "an unprecedented level of consolidation in the U.S. supermarket industry," the Shareholders Committee asserted that "now is the wrong time for the company to ignore the opportunity to seek a strategic partner for the company."

The letter concluded: "We are united in our commitment that any possible merger or business combination must be fair and provide the best available value to all shareholders while properly protecting the interests of Weis Markets employees and the communities the company serves."

Weis Markets, Inc. is based in Sunbury, Pennsylvania and operates approximately 164 stores in six states: Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. The company was founded in 1912 by brothers Harry Weis and Sigmund Weis. Weis Markets conducted its initial public offering in 1965. Sigmund Weis's son, the late Sigfried Weis, was a member of the company's Board of Directors from 1947 until 1995, became President of the Company in 1961 and was Janet Weis's husband.

The Shareholders Committee is comprised of Janet C. Weis and descendants of Janet and Sigfried Weis and their families, a family partnership and the trustees of family trusts and foundations, including Michael M. Apfelbaum and Joseph I. Goldstein, who also serve as directors of Weis Markets.

Certain Additional Information

Members of the Shareholders Committee have filed a preliminary proxy statement with the Securities and Exchange Commission related to a proposed solicitation of shareholder proxies at the special meeting of shareholders of the company. The preliminary proxy statement contains important information, including additional information about the views and members of the Shareholders Committee as well as the individuals the Shareholders Committee intends to nominate to be elected to the company's board of directors. You should read the preliminary proxy statement in its entirety. It can be obtained free of charge at the Securities and Exchange Commission's web site (www.sec.gov) or by requesting a copy from MacKenzie Partners, Inc., (212) 929-5500 (call collect) or (800) 322-2885 (toll-free).

The participants in the proposed solicitation of proxies are Janet C. Weis and certain members of her family, Sidney Apfelbaum (on behalf of the Charles
B. Degenstein Foundation), Michael M. Apfelbaum, John S. Furst and Jeffrey E. Perelman. In the aggregate, the members of the Shareholders' Committee beneficially own 17,090,626 shares of common stock, or 41% of such shares outstanding (based on information provided by Weis Markets, Inc. in its Quarterly Report on Form 10-Q for the quarter ended September 25, 1999).

In connection with Salomon Smith Barney's engagement as financial advisor to the Shareholders' Committee, the Committee anticipates that with respect to the proposed solicitation certain employees of Salomon Smith Barney may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in such proposed solicitation. Salomon Smith Barney will not receive any fee for, or in connection with, such solicitation activities, apart from the fees to which they are otherwise entitled under the terms of their engagement. In the ordinary course of its business, Salomon Smith Barney maintains customary arrangements and may affect transactions in the securities of Weis Markets, Inc. for the accounts of its customers. As of November 29, 1999, Salomon Smith Barney did not beneficially own any shares of Weis Markets, Inc. common stock and held of record 365,6677 such shares for customer accounts.